SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           __________

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                        (Amendment No. 1)

             Hanover Capital Mortgage Holdings, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                            410761100
                         (CUSIP Number)

                        Daniel K. Osborne
        Executive Vice President, Chief Operating Officer
                   and Chief Financial Officer
                   Apex Mortgage Capital, Inc.
             865 South Figueroa Street, Suite, 1800
                 Los Angeles, California  90017
                          (213) 244-0000
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 19, 2000
              (Date of Event Which Requires Filing
                       of This Statement)

      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                 (Continued on following pages)
                       (Page 1 of 6 Pages)

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CUSIP No. 410761100                    13 D         Page 2 of 6 Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Apex Mortgage Capital, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [x]
                                                                   (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS
    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Maryland

       NUMBER OF     7    SOLE VOTING POWER
                          0
         SHARES
                     8    SHARED VOTING POWER
      BENEFICIALLY        0

        OWNED BY     9    SOLE DISPOSITIVE POWER
                          0
          EACH

    REPORTING PERSON
                     10   SHARED DISPOSITIVE POWER
          WITH            0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    167,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.9%

14  TYPE OF REPORTING PERSON
    CO

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CUSIP No. 410761100                    13 D         Page 3 of 6 Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    The TCW Group, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [x]
                                                                    (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Nevada

       NUMBER OF     7    SOLE VOTING POWER
                          0
        SHARES
                     8    SHARED VOTING POWER
     BENEFICIALLY         167,000

       OWNED BY      9    SOLE DISPOSITIVE POWER
                          0
        EACH

   REPORTING PERSON
                     10   SHARED DISPOSITIVE POWER
        WITH              167,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    167,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.9%

14  TYPE OF REPORTING PERSON
    HC, CO

CUSIP No. 410761100                    13 D         Page 4 of 6 Pages

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    Robert A. Day

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                   (b) [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS
    Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

        NUMBER OF     7    SOLE VOTING POWER
                           167,000
         SHARES
                      8    SHARED VOTING POWER
      BENEFICIALLY         0

        OWNED BY      9    SOLE DISPOSITIVE POWER
                           167,000
          EACH

     REPORTING PERSON
                      10   SHARED DISPOSITIVE POWER
          WITH             0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    167,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.9%

14  TYPE OF REPORTING PERSON
    IN, HC

                 AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is made to the Schedule 13D originally filed on March 22, 2000 by Apex Mortgage Capital, Inc., a Maryland corporation ("AXM"), The TCW Group, Inc., a Nevada corporation ("TCWG"), and Robert A. Day, an individual (collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value per share ("Common Stock"), of Hanover Capital Mortgage Holdings, Inc. (the "Issuer").

ITEM 4.   PURPOSE OF TRANSACTIONS

As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the shares of Common Stock covered by this Statement for investment purposes. Each of them and the other entities and individuals referred to herein reserves full discretion to make its or his own investment decisions with respect to the Common Stock owned directly or beneficially by it or him from time to time, including, but not limited to, the timing and amount of purchases and the timing and amount of dispositions of shares of Common Stock. Such decisions will depend on a variety of factors not presently determinable, including, but not limited to, alternative investment opportunities available to them, general economic conditions and monetary, stock market and regulatory conditions.

The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, or otherwise, or (ii) dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

               The aggregate number of shares of Common Stock owned beneficially by the Reporting Persons is 167,000, representing 2.9% of such class of securities. The number of shares of Common Stock owned by each of the Owners is set forth in the table below:

                       TABLE OF OWNERSHIP

Direct                Number of Shares of Common Stock
Owner                             Owned

AXM                                   0
TAMCO (managed accounts)        162,500
Mr. Osborne                       4,500
   Total:                       167,000

          (b)  NUMBER OF SHARES OF COMMON STOCK AS TO WHICH
               REPORTING PERSONS HOLD:

               With respect to AXM:

               (i)   Sole power to vote or to direct the vote:  0.
               (ii)  Shared power to vote or to direct the vote:  0.
               (iii) Sole power to dispose or to direct the disposition:  0.
               (iv)  Shared power to dispose or to direct the disposition: 0.

               With respect to TCWG:

               (i)   Sole power to vote or to direct the vote:  0.
               (ii)  Shared power to vote or to direct the vote:
                     167,000.
               (iii) Sole power to dispose or to direct the disposition:  0.
               (iv)  Shared power to dispose or to direct the disposition:
                     167,000.

               With respect to Mr. Day:

               (i)   Sole power to vote or to direct the vote:  167,000.
               (ii)  Shared power to vote or to direct the vote:  0.
               (iii) Sole power to dispose or to direct the disposition:
                     167,000.
               (iv)  Shared power to dispose or to direct the disposition:  0.

          (c)  TRANSACTIONS IN THE PREVIOUS 60 DAYS:

               On May 19, 2000, AXM sold 385,000 shares of Common
               Stock to a broker in a privately negotiated transaction.

          (d)  ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO
               RECEIVE OR THE POWER TO DIRECT DIVIDENDS

               Not applicable.

          (e)  DATE ON WHICH THE REPORTING PERSON CEASED TO BE A
               BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES:

               May 19, 2000.

                           SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              May 23, 2000


                              APEX MORTGAGE CAPITAL, INC.



                              By: ______________________________
                              Name:  Daniel K. Osborne
                              Title: Executive Vice President,
                                     Chief Operating Officer and
                                     Chief Financial Officer


                              THE TCW GROUP, INC.



                              By: ______________________________
                              Name:  Michael E. Cahill
                              Title: Managing Director,
                                     General Counsel & Secretary


                              ROBERT A. DAY



                              By: ______________________________
                              Name:  Michael E. Cahill
                              Title: Authorized Signatory

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